# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grocery Outlet Holding Corp., CIK 0001771515
CUSIP: 39874R101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5650 Hollis Street, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001894571

## Reporting persons
- Pertento Partners LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,502,115; sole dispositive power 0; shared dispositive power 5,502,115; aggregate amount beneficially owned 5,502,115 (5.6% of the class)
- Pertento Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,502,115; sole dispositive power 0; shared dispositive power 5,502,115; aggregate amount beneficially owned 5,502,115 (5.6% of the class)
- Eduardo Marques: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 5,502,115; sole dispositive power 0; shared dispositive power 5,502,115; aggregate amount beneficially owned 5,502,115 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Grocery Outlet Holding Corp.
Address of issuer's principal executive offices: 5650 Hollis Street, Emeryville, California 94608

## Item 2. Person Filing
Name of person filing:
Pertento Partners LLP
Pertento Advisors LLC
Eduardo Marques
Address of principal business office or, if none, residence:
Pertento Partners LLP
67 Grosvenor Street
London W1K 3JN
United Kingdom

Pertento Advisors LLC
67 Grosvenor Street
London W1K 3JN
United Kingdom

Eduardo Marques
67 Grosvenor Street
London W1K 3JN
United Kingdom
Citizenship:
Pertento Partners LLP -United Kingdom
Pertento Advisors LLC - Delaware
Eduardo Marques -Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pertento Partners LLP - 5,502,115
Pertento Advisors LLC - 5,502,115
Eduardo Marques - 5,502,115
Percent of class:
Pertento Partners LLP - 5.6%
Pertento Advisors LLC - 5.6%
Eduardo Marques - 5.6%
Sole power to vote or to direct the vote:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Eduardo Marques - 0
Shared power to vote or to direct the vote:
Pertento Partners LLP - 5,502,115
Pertento Advisors LLC - 5,502,115
Eduardo Marques - 5,502,115
Sole power to dispose or to direct the disposition:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Eduardo Marques - 0
Shared power to dispose or to direct the disposition:
Pertento Partners LLP - 5,502,115
Pertento Advisors LLC - 5,502,115
Eduardo Marques - 5,502,115

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Pertento Partners LLP and Pertento Advisors LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Pertento Partners LLP: /s/ Eduardo Marques, Eduardo Marques, Managing Partner (08/19/2026)
- Pertento Advisors LLC: /s/ Eduardo Marques, Eduardo Marques, Authorized Person (08/19/2026)
- Eduardo Marques: /s/ Eduardo Marques, Eduardo Marques (08/19/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.